UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2004

CREW GOLD CORPORATION

(Name of Registrant)

Abbey House, Wellington Way, Weybridge, Surrey KT13 OTT, Great Britain

(Address of principal executive offices)

1. News Release April 30, 2004: SEQI OLIVINE PROJECT TO BE ADVANCED

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx         Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Gold Corporation:  SEC File No. 12b=#1-11816

(Registrant)

Date: March 24, 2004:   /s/ Frederic Puistienne

                                            Frederic Puistienne, C.F.O.

DATE: April 30th, 2004

TRADING SYMBOL:

TORONTO & OSLO: CRU, FRANKFURT: KNC, OTC-BB-other: CRUGF

WWW.CREWGOLD.COM

N E W S    R E L E A S E

Seqi Olivine project to be advanced

LONDON, United Kingdom, DATE April 30th, 2004, Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF): Minelco AB (“Minelco”) has, based on the preliminary evaluations of the Seqi feasibility study, requested Crew to advance the Seqi Olivine project under the terms of the existing agreement between Crew Minerals AS and Minelco AB. The agreement grants Minelco an option to buy 51% of the Seqi project, through carrying all capital expenditures related to the development of a mining operation as defined by a feasibility study currently being completed by Crew at Minelco’s cost. Minelco is a subsidiary of leading iron ore producer LKAB of Sweden.

Most mining and engineering alternatives of the project have been completed to enable cost estimates to be undertaken.  On-going work includes the environmental base-line study and formal applications to the Greenland authorities are being prepared for construction permits for this year’s industrial testing programme, and for the full-scale quarrying operation and shipping licence.

Crew acquired 100% of the mineral rights to the Seqi olivine deposit in early 2003. Seqi is a large, homogenous olivine deposit made up of 97% olivine, and is located 90 km North of Greenland’s capital city Nuuk. The high purity and favourable chemical composition contribute to a clear commercial potential for this deposit. The deposit is located only 600 m from tidewater in a protected fjord, which provides all-year access. The location and relatively simple nature of the operation allows for a short lead-time to production.

Due to the commercially sensitive nature of the market for industrial minerals, Crew will apply a lower degree of transparency to Seqi than to its other projects and mines, with regards to the details of the feasibility study and to the cost structure of a future mining operation. Details of the partnership agreement between Crew and Minelco remains to be negotiated, and Crew will provide more information to the market at such time when all agreements are in place and a jointly owned operating company has been established in Greenland.

JAN A. VESTRUM

President & CEO

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

 For more information please contact our UK Head Office (TEL +44 1932 268 755), or Crew's Oslo Office (TEL +47 2212 1650), or send an email to IR@crew.no. For more information about Crew, additional contact information or to subscribe to future news releases, please visit our website www.crewgold.com